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November 09, 2004

Ms. Carrie Darling
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

       Re: McKenzie Bay International, Ltd.
           Form SB-2 filed October 4, 2004
           File No. 333-119493

Dear Ms. Darling:

Pursuant to our telephone conversation of this morning, the following are the responses to Mr. Schwall's letter of November 4, 2004. The following paragraph numbers correspond to those in Mr. Schwall's letter.

Pending any further comments you may have, the changes referred to below will be included in Amendment No. 1 to Form SB-2.

General

    1.	We have been advised my McKenzie Bay that tits common stock trades in
	the over-the-counter market, averaging approximately 5,000 shares per day.

    2.	The operation of the standby equity distribution is described in detail
	under the caption "The Standby Equity Distribution Agreement." A table has been added to the disclosure under that caption to explain and
	quantify the effective commission to be paid by McKenzie Bay.   Cross
	references to that caption will be added to other parts of the prospectus.

    3.	The actual effective discount which Cornell Capital Partners will
	receive, under the described assumptions, will be disclosed on the cover page and elsewhere in the prospectus.

Plan of Distribution

    4.	The terms "cross or blocked transactions" will be deleted.

The Selling Stockholders

    5.	The identity of each person with voting or investment control over each
	non-natural person will be disclosed.

    6.	The heading to the first quantitative column will be revised by adding
	"Before the Offering." Corrections will be made to certain of the quantitative data in the table. We believe that the disclosure includes all the information required by Item 507 of Regulation SB.

Changes in Accountants

    7.	McKenzie Bay engaged KPMG LLP as its auditors for the fiscal year ended
	September 30, 2002.   Subsequently, KPMG LLP sold the office that
	conducted the audit to Deloitte & Touche LLP. Deloitte & Touche LLP conducted the audit for the fiscal year ended September 30, 2003. McKenzie Bay found that the certain services rendered by Deloitte & Touche LLP were lacking in timeliness and, accordingly, engaged other auditors for the fiscal year ended September 30, 2004. The Company has no specific policy with respect to frequent changes in auditors.

Attached to this letter are pages of the prospectus that reflect your comments. The changes from the corresponding pages in the registration statement as previously filed have been marked. We intend to include the changes in Amendment No. 1 to Form SB-2.

Sincerely,

/s/ Jonathan B. Reisman
________________________
Jonathan B. Reisman